                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 1)

                            CANISCO RESOURCES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.0025 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  137587-10-1
                        --------------------------------
                                 (CUSIP NUMBER)

                             DECHERT PRICE & RHOADS
                            4000 Bell Atlantic Tower
                                1717 Arch Street
                             Philadelphia, PA 19103
                     Attention:  David S. Denious, Esquire
                                 (215) 994-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                January 7, 1999
                        --------------------------------
            (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A
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  CUSIP NO. 137587 10 1
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Mellon Ventures, L.P.(I.R.S. No. 25-1779945)
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]
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 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      WC
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             0
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      0
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

 SHARES                                                         [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
------------------------------------------------------------------------------
  CUSIP NO. 137587 10 1
------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MVMA, L.P.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY
------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      OO, AF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             0
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      0
------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
------------------------------------------------------------------------------
  CUSIP NO.    137587 10 1
------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MVMA, Inc.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      OO, AF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             0
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      0
------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

          This Amendment No. 1 (the "Amendment") amends and supplements the
Schedule 13D (the "Schedule 13D") filed by Mellon Ventures, L.P., MVMA, L.P. and MVMA, Inc. (together, the "Joint Filers") with the Securities and Exchange Commission on October 26, 1998. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

ITEM 4.   Purpose of Transaction.

          Item 4 of the Schedule 13D is hereby amended by adding the following paragraph:

          Pursuant to the letter (the "Termination Letter"), dated January 7, 1999, a copy of which is attached as an exhibit hereto, Canisco Resources, Inc. (the "Company") has terminated the Securities Purchase Agreement, dated as of October 16, 1998 (the "Securities Purchase Agreement"), among the Company, Mellon Ventures, L.P. ("Mellon Ventures") and Morse Partners Ltd. ("Morse Partners"). In addition, Mellon Ventures and Morse Partners mutually agreed to terminate the Voting Agreement pursuant to the letter agreement (the "Letter Agreement"), dated January 7, 1999, a copy of which is attached as an exhibit hereto.

          While Mellon Ventures is continuing to have discussions with the Company, Mellon Ventures has no present intention of completing an equity investment in the Company.

ITEM 5.   Interest in Securities of the Issuer.

          Item 5 of the Schedule 13D is hereby amended by adding the following paragraph:

          Pursuant to the Termination Letter and the Letter Agreement, the Securities Purchase Agreement and the Voting Agreement have been terminated. Therefore, Mellon Ventures no longer has beneficial ownership of any shares of capital stock of the Company.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Item 6 of the Schedule 13D is hereby amended by adding the following paragraph:

          Pursuant to the Termination Letter and the Letter Agreement, the Securities Purchase Agreement and the Voting Agreement were terminated.

ITEM 7.   Material to be Filed as Exhibits.

          Item 7 of the Schedule 13D is hereby amended by adding the following paragraph:

          (iv) Letter, dated January 7, 1999, from the Company to Mellon Ventures and Morse Partners.

          (v) Letter Agreement, dated January 7, 1999, between Mellon Ventures and Morse Partners.

          (vi) Joint Filing Agreement, dated January 8, 1998, among Mellon Ventures, MVMA, L.P. and MVMA, Inc.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 8, 1999

                              MELLON VENTURES, L.P.
                              By MVMA, L.P., its general partner
                              By MVMA, Inc., its general partner

                              By:  /s/ Ronald J. Combes
                                   --------------------
                                   Vice President

                              MVMA, L.P.
                              By MVMA, Inc., its general partner

                              By:  /s/ Ronald J. Combes
                                   --------------------
                                   Vice President

                              MVMA, Inc.

                              By:  /s/ Ronald J. Combes
                                   --------------------
                                   Vice President